Exhibit 99.1

South African Financial Institution Partners with Sapiens on Cloud-

Hosted Bancassurance Solutions

Sapiens enables one of South Africa’s top five banks to align with the latest, market-leading trends and to better serve its digitally empowered consumers

August 26, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that one of South Africa’s top five financial institutions with nearly 10 million customers, has chosen Sapiens as their transformation partner. The financial institution will implement Sapiens’ cloud-hosted, IDITSuite for short-term insurance and Sapiens Intelligence, with the help of Sapiens Managed Services.

Subsequent to successfully launching its fully digital insurance product for individuals to purchase cover for motor vehicle, household contents, all-risk and building cover, the financial institution decided to rethink its legacy core system. To bring the company up to date in terms of capabilities, a refresh was required. However, the financial institution had some concerns regarding data migration and implementation. Particularly, they wanted to ensure a fast time to market, and agreed to work with Sapiens on reviewing and rearchitecting some of their internal processes.

Sapiens’ extensive industry experience, together with its comprehensive range of insurance products for the bancassurance sector, will empower the client to align with the latest, market-leading trends. Sapiens will migrate the customer’s systems and data to the cloud, and Sapiens vast implementation experience will ensure the complex integration into the client’s extensive banking ecosystem. Highly configurable systems will ensure their self-sufficiency and ability to effect change and generate significant, ongoing value.

“Sapiens is pleased to foster great partnerships and to demonstrate our strong commitment to accelerating growth in the bancassurance sector. We are honored to be a partner in our customer’s journey as they expand their leading position in today’s dynamic bancassurance marketplace,” said Roni Al-Dor, Sapiens’ president and CEO. “Our advanced solutions and deep understanding of the changes reshaping bancassurance have earned Sapiens a stronghold as a leading vendor in this industry.”

Sapiens IDITSuite is a component-based, core software solution comprised of policy, billing and claims solutions. IDITSuite supports end-to-end core operations and processes for the short-term/non-life (general) insurance from inception to renewal and claims. Its pre-integrated, fully digital suite offers customer and agent portals, business intelligence, as well as a suite of tools for testing new lines of business, products and services. IDITSuite is fully cloud-enabled.

www.sapiens.com

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com